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Ameritas Life Insurance Corp.
5900 "O" Street / Lincoln, NE  68510


April 12, 2013

                                                Via EDGAR and Overnight Delivery


Michelle Roberts, Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549


Re:     Ameritas Life Insurance Corp. ("Ameritas Life")
        Ameritas Life Insurance Corp. Separate Account LLVL, 1940 Act No. 811-08868
        Ameritas Advisor VUL(R), 1933 Act No. 333-151912
        Response to Commission Staff Comment

Dear Ms. Roberts:

This letter is in response to the Commission staff review comment you provided by telephone on March 22, 2013, as a result of SEC review of the 485(a) filing for the above-referenced registration. It is being filed as EDGAR
Correspondence.

We have deleted the sentence "Our Service Center can provide information regarding the availability of reduced or waived charges to such Owners." and replaced it with "Any interested person can contact our Service Center concerning the availability of special arrangements." We have placed the new sentence up front in the Special Arrangements section.

We represent that the above sentence will be incorporated into the 485(b) Amendment that we plan to file later this month. The 485(b) filing will also incorporate financial statements and update other information that was bracketed in our earlier filing.

If you have any questions or comments concerning this filing, please telephone me at 402-467-7847.


Sincerely,

/s/ Ann D. Diers

Ann D. Diers
Vice President & Associate General Counsel,
Variable Contracts & AIC